Exhibit 99.2

All voting items adopted at Constellium’s 2021 Annual General Meeting of Shareholders

Paris, May 18, 2021 – Constellium SE (NYSE: CSTM) held its Annual General Meeting of Shareholders (AGM) on May 11, 2021 in Paris, France. All voting items presented to the General Meeting were adopted, including the annual accounts for 2020 and the election of directors.

Mr. Michiel Brandjes (for a term of two years), Mr. John Ormerod (for a term of two years) and Mr. Werner Paschke (for a term of one year) were re-appointed to the Company’s Board of Directors.

Ms. Isabelle Boccon-Gibod, Ms. Christine Browne, Mr. Jean-Christophe Deslarzes and Mr. Jean-Philippe Puig were appointed as new Non-Executive Directors to the Company’s Board for a term of three years.

“I am delighted to welcome Isabelle, Chris, Jean-Christophe and Jean-Philippe as new members of the Board”, said Dick Evans, Chairman of Constellium’s Board of Directors. “Their valuable expertise and perspectives complement our Board of Directors’ experience, and I look forward to their contributions to drive the company’s future success”.

“As Constellium leverages the significant development potential brought by sustainability mega-trends and by digital transformation, we will greatly benefit from their unique set of skills grounded in their understanding of our end markets and manufacturing expertise”, added Jean-Marc Germain, Chief Executive Officer of Constellium. “They join Constellium at an exciting time as we are well positioned to seize the many value creation opportunities in front of us.”

The Board of Directors now consists of: Mr. Richard D. Evans (Chairman of the Board), Mr. Jean-Marc Germain (CEO), Ms. Isabelle Boccon-Gibod, Mr. Michiel Brandjes, Ms. Martha Brooks, Ms. Christine Browne, Mr. Jean-Christophe Deslarzes, Ms. Stéphanie Frachet, Mr. John Ormerod, Mr. Werner Paschke, Mr. Jean-Philippe Puig and Ms. Lori A. Walker.

For more information about the voting results for the 2021 AGM, please visit our website www.constellium.com.

Ms. Isabelle Boccon-Gibod served as Executive Vice-President of the Sequana Group from 2009 to 2013 and was advisor to the deputy CEO of the Sequana Group from 2006 to 2009. She started her career with the International Paper Group, where she held various senior management positions in the U.S., in the United Kingdom and in France. Ms. Boccon-Gibod has served as a Non-Executive Director on the Boards of Arkema S.A. since 2014, Legrand S.A. since 2016 and Gaztransport & Technigaz SA since 2020.

A French citizen, Ms. Boccon-Gibod holds a Masters in Engineering from Ecole Centrale de Paris and a Master of Science in Industrial Engineering from Columbia University (NYC).

Ms. Christine Browne has extensive experience in the airline industry, including with Iberia, First Choice Airways and TUI. At TUI, Ms. Browne was Managing Director of Thomson Airways from 2007 to 2014, and Managing Director of TUI Airlines from 2014 to 2015. More recently, Ms. Browne served as Chief Operating Officer of EasyJet from 2016 to 2019. Ms. Browne has been a Non-Executive Director of Vistry Group PLC since 2014 and of Norwegian Airline since 2020.

A British national, Ms. Browne holds a Doctorate of Science (Honorary) for Leadership in Management from the University of Ulster and a Bachelors in Modern Languages from Queen’s University. Ms. Browne was awarded an OBE (Order of the British Empire) in 2013 for services to the aviation industry.

Mr. Jean-Christophe Deslarzes has been a member of the Board of Directors of The Adecco Group since April 2015 and Chairman of the Board since April 2020. Mr. Deslarzes served as Chief Human Resources Officer and member of the Executive Committee of ABB Group, based in Zurich, Switzerland, from 2013 to 2019. Previously, he was Chief Human Resources and Organization Officer and a member of the Executive Board at Carrefour Group, based in France, from 2010 to 2013. From 1994 to 2010, he held various management positions at Rio Tinto and its predecessor companies, Alcan and Alusuisse, in Europe and Canada, including as Senior Vice President Human Resources and member of the Executive Committee of Alcan Group as well as President and CEO, Downstream Aluminium Businesses, Rio Tinto. Mr. Deslarzes was Chairman of the Board of Directors of ABB India Limited from February 2018 to February 2021. Since January 2021, Mr. Deslarzes has been a Member of the Executive Faculty at the University of St. Gallen, Switzerland. A Swiss national, Mr. Deslarzes holds a master’s degree in Law from the University of Fribourg, Switzerland.

Mr. Jean-Philippe Puig has served as Chief Executive Officer of the Avril Group (oils and proteins industry) since 2012. Prior to joining the Avril Group, Mr. Puig was President of the Primary Metal Division for the EMEA region at Rio Tinto Alcan from 2008 to 2011. He started his career in the aluminum industry, holding various senior executive management positions with Pechiney, Alcan then Rio Tinto Alcan in France, Greece and Australia, gaining significant industrial expertise in the mineral extraction business. Mr. Puig has served as a Board member representing Avril S.C.A. at CEVA Santé animale (Animal healthcare) since 2020, as Chairman of the Supervisory Board representing Avril S.C.A. of AgroInvest (Development Fund) since 2014, and as Chairman of the Supervisory Board representing Avril S.C.A. of CapAgroInnovation (Capital Risk Fund) since 2014. A French national, Mr. Puig holds a PhD with honors in Applied Chemistry from the Ecole Nationale Supérieure de Chimie de Paris.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.9 billion of revenue in 2020.

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